Filed Pursuant to Rule 424(b)(3)

Registration No. 333-260266

PROSPECTUS SUPPLEMENT NO. 1

(to prospectus dated October 25, 2021)

PROSPECTUS FOR

55,665,294 SHARES OF CLASS A COMMON STOCK

8,281,469 CLASS A WARRANTS TO PURCHASE SHARES OF CLASS A COMMON STOCK

8,281,469 SHARES OF CLASS A COMMON STOCK UNDERLYING WARRANTS TO PURCHASE CLASS A COMMON STOCK

2,051,864 SHARES OF CLASS A COMMON STOCK UNDERLYING THE SHARES OF CLASS B COMMON STOCK UNDERLYING THE WARRANTS TO PURCHASE CLASS B COMMON STOCK

AND

76,732,173 SHARES OF CLASS A COMMON STOCK UNDERLYING CLASS B COMMON STOCK

OF

NERDY INC.

This prospectus supplement updates, amends and supplements the prospectus dated October 25, 2021 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-260266). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained or incorporated by reference below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Our common stock and warrants are listed on The New York Stock Exchange (the “NYSE”) under the symbols “NRDY” and “NRDY.WS,” respectively. On November 12, 2021, the closing prices of our common stock and warrants were $8.17 and $1.18, respectively.

Investing in shares of our common stock or warrants involves risks that are described in the “Risk Factors” section beginning on page 44 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 15, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (date of earliest event reported) November 15, 2021

NERDY INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39595	98-1499860
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

101 S. Hanley Rd., Suite 300 St. Louis, MO		63105
(address of principal executive offices)		(zip code)

(314) 412-1227

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	NRDY	New York Stock Exchange
Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	NRDY-WT	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 2.02.	Results of Operations and Financial Condition.

On November 15, 2021, Nerdy Inc. issued press releases announcing results for its third fiscal quarter ended September 30, 2021. A copy of the press releases are attached hereto as Exhibit 99.1 and Exhibit 99.2 and incorporated herein by reference.

The information contained in Item 2.02, Exhibit 99.1 and Exhibit 99.2 attached hereto shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
99.1	Earnings Release dated November 15, 2021

99.2	Press Release dated November 15, 2021

104	Cover Page Interactive Data File (the cover page iXBRL tags are embedded within the Inline XBRL document)

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Nerdy Inc.
(Registrant)

Date: November 15, 2021	By:	/s/ Jason H. Pello
Name: Jason H. Pello
Title: Chief Financial Officer

Exhibit 99.1

nerdy

Q3 | 2021

NEW YORK STOCK EXCHANGE
nerdy
Varsity Tutors
Transforming ho

The increased demand trends we’ve seen, coinciding with the return of a new “normal” in-classroom environment, validate a long-held understanding we have about our business: When learning and outcomes matter to students, our business accelerates.

A Note to Our Shareholders

We are pleased to share this Nerdy Inc. Shareholder Letter after having successfully completed our business combination with TPG Pace Tech Opportunities and public listing on the New York Stock Exchange on September 21, 2021. While this milestone and the achievement of building a publicly-listed company was important to acknowledge and celebrate with our team, we are even more energized by how this transaction and financing sets the company up for future success and growth, and we remain focused on our work. We now have ample liquidity to opportunistically invest and operate against our plan - with $170 million in cash and no debt - putting us in a position of strength as the $62 billion consumer market in the United States for supplemental learning continues to quickly shift from offline to online.

Our business continued to grow in Q3 as we executed on our strategy of subject expansion, format expansion and product innovation. We saw material gains in Active Learners and Online Session growth while increasing the liquidity of our Expert supply in anticipation of record demand for live online learning as we head into Q4 and the 2021- 2022 school year.

We experienced record back-to-school performance with bookings in the third quarter of $44.5 million, an increase of 32% year over year.

During the third quarter, we saw a return to more normal seasonality as easing COVID restrictions permitted families to take much needed and elevated levels of vacations, versus a 2020 summer period that experienced higher-than-usual demand when lockdowns were common and summer vacations were skipped. This led to lower than anticipated consumption and revenue during peak travel periods in the summer.

Since students have returned to school in September, we have seen record bookings driven by consumer demand for our core 1:1 products, a trend that continued in October and thus far in November. Schools and universities resumed traditional in-classroom testing and began assigning grades again, and parents grappled with the severity of COVID-related learning loss.

This has led to heightened levels of consumer demand for supplemental support including tutoring among both K12 and college students that pulled through to record bookings numbers. Our Professional consumer business continued to experience robust growth as well, as employees sought to up-level their certifications and skills. The increased demand trends we have seen coinciding with the return of a more “normal” in-classroom environment validate a long-held understanding we have had about our business: when learning and outcomes matter to students, our business accelerates.

During Q3, we continued to invest in the expansion of Nerdy’s product portfolio with the launch of Varsity Tutors for Schools, a new product suite that leverages our platform capabilities to offer the Company’s online learning solutions directly to K12 school districts and complements our direct-to-consumer offerings. We view partnering with districts and states with a broader institutional Learning Platform as a Service strategy as a long-term opportunity to help improve the way supplemental learning is administered. A strong reception from school districts and states is translating into early success for Varsity Tutors for Schools, with 47 contracts worth nearly $10 million signed since our August launch.

We remain confident in the underlying trends driving demand for our services: the long-term transition from offline to online learning, the large and growing addressable market, and our ability to scale and innovate at a rapid pace to deliver solutions that meet Learner needs in any subject, anywhere and at any time.

Q3 Earnings Release 2021	3

Q3 Financial Highlights

•

Record Back-to-School Demand – Nerdy experienced record back-to-school performance in both our direct- to-consumer and institutional businesses. As students returned to classrooms nationwide, tutoring inquiries grew 36% in September and October combined versus the same period in the prior year. The combined bookings in September and October in our direct-to-consumer business grew at 31% versus the same period a year ago and total bookings, inclusive of our K12 institutional strategy grew 63%. This was driven by strength in our direct-to-consumer offerings across K12, college, professional, and the addition of our K12 institutional strategy. We have seen that same momentum and bookings strength carry into November.

•

Revenue Growth – Third quarter revenue of $31.3 million increased 19% year-over-year. Growth was impacted by the return of more normal summer seasonality, driven by families taking significant time off for the first time since 2019 and consuming less tutoring during peak vacation and travel periods in July and August than anticipated. Revenue for the nine months ended September 30, 2021 was $98.6 million, an increase of 39% from $71.0 million during the same period in 2020, ahead of the TPG Pace forecast.

•

Institutional Strategy – Nerdy launched a K12 institutional strategy with the introduction of Varsity Tutors for Schools, a new product suite that leverages our platform capabilities to offer the Company’s online learning solutions directly to school districts. Since the beginning of August and through October, Nerdy has contracted with 47 school districts for an aggregate annual contract value of up to $9.7 million.

•

Operating Metrics – Nerdy’s key operating metrics demonstrated continued strong year-over-year performance during the third quarter, as Active Learners increased 36% and Online Sessions grew 45%. Active Experts increased 23% year-over-year while maintaining our Sessions per Active Expert.

•

Gross Profit – Gross profit of $20.7 million increased 15% year-over-year during the third quarter. Year-to- date gross profit of $65.3 million increased 40% year-over-year. Gross profit increases were driven by the adoption of one-on-one online learning, expansion across more subjects and more consumer audiences, like Professional and Learning Differences, and growth in our small group class format.

•

Net Loss and Adjusted EBITDA – Net loss was $57.7 million in the third quarter versus $7.5 million in the third quarter of 2020. Excluding non-recurring one-time items, debt extinguishment, mark-to-market derivative adjustments, and non-cash stock compensation expenses, adjusted net loss was $14.7 million for the third quarter of 2021 versus $5.9 million in the third quarter of 2020. Nerdy reported a Non-GAAP Adjusted EBITDA loss of $11.7 million in the third quarter of 2021, compared to a Non-GAAP Adjusted EBITDA loss of $3.2 million in the same period one year ago. For both adjusted net loss and adjusted EBITDA, revenue and gross profit improvements were offset by investments in the build out of Varsity Tutors for Schools, Expert supply, and new talent to support growth and innovation. See pages 18 to 19 for reconciliations of Non-GAAP measures to the most directly comparable GAAP financial measure.

•

Outlook – For the fourth quarter of 2021, Nerdy expects revenue in a range of $40 to $43 million, up 25% at the midpoint from $33 million in the year-ago quarter. For the full year 2021, we expect revenue in a range of $139 to $141 million, above the forecast provided in early 2021 and up 35% at the midpoint versus $104 million in 2020. For the fourth quarter, we expect an Adjusted EBITDA loss in a range of $4 to $6 million, reflecting continued investments in the build out of Varsity Tutors for Schools, Expert supply, and new talent to support our growth.

•

Public Listing Complete – Nerdy completed its business combination with TPG Pace Tech Opportunities (“TPG Pace”), a publicly-traded special purpose acquisition company, on September 20, 2021. Nerdy common stock and warrants started trading on the New York Stock Exchange the following day.

1.

Bookings represent client purchases inclusive of payments due within 30 days minus refunds recorded during the period, a close proxy for cash receipts from customers; and contracted amounts in the next 12 months for Varsity Tutors for Schools.

2.	Active Learners defined as the unique number of Learners attending a paid online tutoring session or a paid online class in a given period. Amounts exclude Legacy Businesses and VT+.
3.	Online Sessions are defined as the number of online one-on-one tutoring sessions and the number of paid online group class attendees in a given period. Amounts exclude Legacy Businesses and VT+.
4.

Sessions Taught per Active Expert is defined as the number of one-on-one sessions and the number of paid online group classes per Active Expert in a given period. Active Expert defined as having instructed one or more sessions in a given period. Amounts exclude Legacy Businesses and VT+

5.	Inquiries for tutoring for US-based elementary, high school, college, and graduate school audiences. Amounts exclude Professional, International, Legacy Businesses and VT+.

Q3 Earnings Release 2021	4

Active Learner and Online Sessions Continue to Grow

In the third quarter of 2021, our platform hosted 451,000 online sessions, serving 52,000 Active Learners, representing 45% and 36% year-over-year growth, respectively. On the Expert side of the platform, the number of Active Experts increased 23% in Q3 in anticipation of growing back-to-school demand, while still maintaining Sessions Taught per Active Expert at a level similar to the prior year.

Our ongoing investments in AI and improving match quality and our personalization capabilities remain critical to enhancing the online experience of our platform. As we add new formats beyond one-on-one instruction, we continue to see strong engagement. These investments power the network effects in our business and have helped us to attract, retain, and drive engagement among both Learners and Experts. These capabilities also allow us to efficiently manage growth in Experts based on the evolving needs of our customers. We have also seen strong recognition from K12 schools that they value these proprietary capabilities.

Rapid Expansion of Classes & Multi Format Adoption

We continue to expand our footprint outside of one-on-one instruction. In the third quarter, we launched the ability to host small group instruction for schools, specifically one Expert with up to five Learners (1:5) per session. This functionality leverages our capabilities to assess, identify, and then group students with similar needs based upon adaptive diagnostic testing results aligned to specific state or Common Core standards, a critical functionality for schools and institutions in our proprietary live learning platform.

The 1:5 live learning format builds upon the current class formats we’ve added to our platform over the past year and integrates adaptive testing and other content into a single user interface, along with new administrator tools and integrations with learning management and student information systems. This format expansion complements one-on-one instruction and provides Learners with a more collaborative, cost-effective, and social experience.

During the third quarter of 2021, we hosted over 55 StarCourses, our free, live, large-format classes that are interactive and can accommodate 500 to over 50,000 Learners. To date, we’ve provided millions of hours of free, live online instruction to hundreds of thousands of Learners. We plan to continue to invest in and evolve StarCourses, as the format has served as a powerful tool to build our brand, expand reach with new audiences, and drive repeat engagement across multiple formats.

In parallel, we invested in expanding subject breadth and the frequency of our small group class offering to drive growth and reach new audiences, which resulted in small group class revenue increasing approximately 94% year-over-year during the third quarter

1.	Active Learners defined as the unique number of Learners attending a paid online one-on-one session or a paid online class in a given period. Amounts exclude Legacy Businesses and VT+.
2.	Online Sessions is defined as the number of online one-on-one sessions and the number of paid online group classes attendees in a given period. Amounts exclude Legacy Businesses and VT+.
3.

Sessions Taught per Active Expert is defined as the number of one-on-one sessions and the number of paid online group classes per active Expert in a given period. Active Expert defined as having instructed one or more sessions in a given period. Amounts exclude Legacy Businesses and VT+.

Note: Quarterly information is unaudited.

Q3 Earnings Release 2021	5

Return to Normal Seasonality and Summer Consumption

During the summer of 2020, most U.S. families stayed home and did not take typical summer vacations, which boosted demand for summer enrichment and academic tutoring. During the summer of 2021, easing COVID restrictions allowed families to take time away from work and studies, resulting in lower-than-usual summer consumption. The 2021 summer consumption pattern looked much like 2017, 2018, and 2019, while consumption in the summer months of 2020 proved to be an outlier, which was different than originally forecasted.

As students returned to school this Fall, demand for our services has increased significantly year- over-year, a trend we saw continue in October, and into November.

We view the reopening of schools as best for students, and a significant positive driver for our business. The more that outcomes matter, the better we do, and the recent bookings results are the logical and expected result of grades and test scores mattering again to students.

Similar to the increase in tutoring inquiries, our bookings accelerated significantly, a trend that has carried through September and October, and into November. Bookings in the months of September and October combined were up 63% year-over- year in total and 31% year-over-year, excluding Varsity Tutors for Schools.

We believe trends in bookings can provide useful color in understanding future business momentum that we would expect to pull through to consumption of hours and revenue. Recent booking trends are a strong leading indicator of growth in the business, and we would expect to see consumption begin to pull through beginning in Q4 and into 2022.

1.	Inquiries for tutoring for US-based elementary, high school, college, and graduate school audiences. Amounts exclude Professional, International, Legacy Businesses and VT+.
2.

Bookings represent client purchases inclusive of payments due within 30 days minus refunds recorded during the period, a close proxy for cash receipts from customers; and contracted amounts in the next 12 months for Varsity Tutors for Schools.

Q3 Earnings Release 2021	6

Institutional Opportunity

Nerdy launched its institutional strategy this quarter with the introduction of Varsity Tutors for Schools, a new offering focused on the K12 school segment. The capabilities represent the beginning of an institutional go-to-market strategy to serve new audiences, including schools, universities, businesses, and other organizations.

This initiative offers the opportunity to further our mission and have an enormous impact by expanding access to high quality, supplemental online learning solutions to broader student populations. And the need has never been greater.

We have received a strong reception for Varsity Tutors for Schools that’s translating into early success, with 47 contracts with partners, with a one-year value of nearly $10 million, signed since our launch in August.

This initial traction has been significant and gives us confidence that we are well positioned to help schools at a broad scale and that they appreciate the partnerships we can bring to bear to help address learning loss. We are excited about this effort and believe that over time it can be as big as our direct-to- consumer efforts.

We believe our existing learning solutions - previously offered almost exclusively via a direct-to- consumer model - can meet the needs of a broad array of audiences and institutions. Our investments in platform and software-driven capabilities will serve as building blocks to quickly assemble new solutions, making it possible to efficiently enter new addressable markets.

Varsity Tutors for Schools

The K12 schools category is a natural starting place given the heightened need for schools to provide supplemental, focused instruction beyond the classroom.

Schools have become more open to using online services than ever before, and districts are facing severe labor shortages, which is expected to be a long-term challenge for administrators. These factors are driving a new acknowledgment that third party platforms can help maintain and scale instructional and extracurricular offerings for schools, which we view as a long-term category trend.

Q3 Earnings Release 2021	7

Institutional Opportunity (cont’d)

Additionally, the American Rescue Plan provides $123 billion to help K12 schools reopen safely, and at least 20% is earmarked to help address pandemic-related learning loss over the next several years. This is significant funding, and live tutoring is proven to be one of the most effective interventions to address learning loss. The Department of Education recommends high dosage tutoring as an appropriate strategy for Federal funding. We believe this funding is an important jumpstart for schools in the long-term adoption of third-party learning solutions.

COVID learning loss is real and will take years to resolve. A recent McKinsey study on COVID and education shows that on average students have fallen five months behind in mathematics and four months behind in reading.

These losses will take significant time and resources to address, and Nerdy’s Learning Platform as a Service offering provides a range of necessary solutions for schools to help them immediately address this urgent issue.

The shared building blocks that make up Nerdy’s platform for schools allow us to deliver a scalable solution for state educational agencies and school districts to help remediate COVID learning loss among students. This platform approach makes our suite of offerings available to schools, via a Learning Platform as a Service model that administrators can scale up or down, depending on the needs of their student populations.

Nerdy’s Learning Platform as a Service offering provides a range of necessary solutions for schools, ranging from live instruction (one-on-one, and small group, one-to- five students), assessment and measurement of progress (mapped to state standards), as well as leveraging other product offerings developed in our consumer business that can now benefit schools as well.

Q3 Earnings Release 2021	8

Financial Discussion

We are pleased to report third quarter and year-to-date results. Our business continued to grow rapidly in the third quarter as we executed on our subject expansion, format expansion, and product innovation growth strategies, which led to record back-to-school performance in our direct-to-consumer business.

Based on the significant demand we are seeing in both the direct-to-consumer and in our direct-to-school initiatives we made the deliberate decision to pull forward investment in sales, marketing, expert supply, and product development to make the most of the sizable opportunity heading into 2022.

Revenue

Nerdy continues to demonstrate consistent growth due to new product innovation, and strong adoption of our multi- format approach to delivering personalized, live online learning. We continue to innovate and bring new products to market that further extend our ability to reach new audiences and deepen relationships with Learners.

Revenue for the three months ended September 30, 2021 was $31.3 million, an increase of 19% from $26.4 million during the same period in 2020. Growth was driven by strong Learner and engagement growth. Active Learners increased to approximately 52,000 during the third quarter of 2021, up 36% from approximately 38,000 in the third quarter of 2020.

As students returned to school in September, demand for our services has increased significantly year-over-year, a trend we’ve seen continue into October and early November.

This trend can be seen across several operating metrics, including tutoring inquiries which were up 36% on a combined basis in September and October, and accelerating bookings growth during each month throughout the back-to-school period. During September and October, when all schools were back in session, bookings increased 63% year-over-year on a combined basis, driven by strength in our direct-to-consumer offerings across K12, college, professional, and the addition of our K12 institutional strategy.

During the third quarter, we saw a return to more normal seasonality as easing COVID restrictions permitted families to take much needed and elevated levels of vacations, versus a 2020 summer period that experienced higher-than-usual demand when lockdowns were common and summer vacations were skipped. This led to lower than anticipated consumption and revenue during peak travel periods in the summer.

Also, the trend toward ‘test optional’ at universities drove a shift in demand from traditional university admission entrance exams to new areas like AP and IB exams, as well as an increased focus on GPA for both high school and university students. In a ‘test optional’ admissions environment, a student’s GPA will matter more than ever in the admissions process. We believe this will be a positive long-term demand driver among both high school and university students for tutoring.

Revenue for the nine months ended September 30, 2021 was $98.6 million, an increase of 39% from $71.0 million during the same period in 2020.

Gross Profit

Gross profit for the three months ended September 30, 2021 of $20.7 million increased by $2.7 million and 15% compared to the same period in 2020. Gross margin of 66% during the third quarter of 2021, was down from 68% during the same period in 2020, reflecting continued investments in the launch of new Class products and further testing of subscription offerings. Gross profit for the nine months ended September 30, 2021 of $65.3 million increased by $18.7 million and 40% compared to the same period in 2020. Gross margin of 66% during the first nine months of 2021 was flat compared to the same period in 2020.

For both the three and nine months ended September 30, 2021, gross profit increases were driven by the adoption of one-on-one online learning, expansion across more subjects and more audiences, and growth in our small group class format.

Sales and Marketing

Sales and marketing expenses for the three months ended September 30, 2021 on a GAAP basis were $18.8 million, an increase of $5.5 million from $13.3 million in the same period in 2020. Excluding non-cash stock compensation, sales and marketing expenses for the three months ended September 30, 2021 were $16.1 million, or 52% of revenue, compared to $13.3 million, or 50% of revenue in the same period in 2020.

Q3 Earnings Release 2021	9

During the third quarter, investments in establishing and growing our sales organization to support our K12 institutional strategy offering and investments in marketing in support of new consumer customer acquisition and bookings were partially offset by operating leverage from automation and AI to streamline our consultative sales organization.

We continued to invest in expanding StarCourses, our free, celebrity-led, live, large group classes, and new advertising channels, including new mediums like television, to drive brand awareness and reach. Marketing expenses as a percentage of revenue may fluctuate from quarter to quarter based on consumption patterns that drive revenue levels, seasonality, and the timing of our investments in marketing activities.

General and Administrative

General and administrative expenses for the three months ended September 30, 2021 on a GAAP basis were $59.9 million, an increase of $50.1 million from $9.8 million in the same period in 2020. Excluding non-recurring one-time items and non-cash stock compensation expenses, general and administrative expenses for the three months ended September 30, 2021 were $17.8 million, or 57% of revenue, compared to $9.4 million, or 36% of revenue in the same period in 2020.

During the third quarter, we saw higher expenses as we accelerated investments in new product development. Consistent with our forecast, we moved quickly to bring in new talent across engineering, product, marketing, and sales to drive new product innovation and growth. We were pleased with the progress filling key roles and have found that employees are attracted to our remote-first, mission-driven culture and orientation toward innovation. These investments allowed us to launch our K12 institutional strategy, build and scale the Institutional team, as well as launch a new suite of product capabilities in support of the initiative.

We also increased Expert capacity during the period to support record back-to-school demand and ensure strong execution against the launch of Varsity Tutors for Schools. We expect that our general and administrative expenses will increase for the foreseeable future as we grow our business, as well as cover the additional costs and expenses associated with being a publicly listed company, many of which are already captured in the fixed cost structure put in place in advance of our public listing.

Transaction-related costs of $7.2 million and $9.6 million related to our business combination with TPG Pace were recorded in the three and nine months ended September 30, 2021, respectively.

Net Loss and Adjusted EBITDA

Net loss on a GAAP basis was $57.7 million for the three months ended September 30, 2021, an increase of $50.2 million from a net loss of $7.5 million in the same period in 2020. For the three months ended September 30, 2021, the increase in net loss on a GAAP basis was largely driven by non-recurring one-time items, debt extinguishment, mark-to-market derivative adjustments, and non-cash stock compensation expenses. Excluding these items, adjusted net loss was $14.7 million for the three months ended September 30, 2021, an increase of $8.7 million from an adjusted net loss of $5.9 million in the same period one year ago.

Non-GAAP Adjusted EBITDA loss was $11.7 million in the third quarter of 2021, compared to a Non-GAAP Adjusted EBITDA loss of $3.2 million in the same period one year ago.

See pages 18 to 19 for reconciliations of Non-GAAP measures to the most directly comparable GAAP financial measure.

Q3 Earnings Release 2021	10

Liquidity and Capital Resources

As of September 30, 2021, the Company’s principal sources of liquidity were cash and cash equivalents of $170.0 million, providing ample liquidity to opportunistically invest and operate against our plan, putting us in a position of strength as the market for supplemental learning expands and quickly shifts from offline to online.

Upon completion of the business combination with TPG Pace, Nerdy extinguished the Company’s Loan and Security Agreement in full, resulting in the Company being debt free as of September 30, 2021.

In October, we also repaid our previously fully forgiven promissory note under the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act program with the Small Business Administration.

Business Outlook

Our results reflect continued strength and validation of our growth strategy. We are focused on growing our business via subject expansion, format expansion and product innovation. Back-to-school bookings growth coupled with accelerating adoption of our K12 institutional strategy provides strong momentum heading into 2022.

As we approach the end of 2021, we have increased confidence that the favorable consumer demand trends and the demand we are seeing from our direct-to-school initiatives will persist into 2022. Given these trends, as well as our growth investments, we have increased confidence in our full year 2022 revenue targets.

We are providing the following guidance update:

•

For the fourth quarter of 2021, we expect revenue in a range of $40 to $43 million, up 25% at the midpoint from $33 million in the year-ago quarter and consistent with the forecast provided by TPG in early 2021.

•	For the full year, we expect revenue in a range of $139 to $141 million, above the forecast provided in early 2021 and up 35% at the midpoint versus $104 million in 2020.

•

For the fourth quarter of 2021, we expect an Adjusted EBITDA loss in a range of $4 to $6 million, reflecting continued investments in the build out of Varsity Tutors for Schools, Expert supply and new talent to support growth.

•	Additionally, we are well capitalized and expect to continue to invest in growth and innovation for the foreseeable future, as we’re seeing strong returns on these investments.

Q3 Earnings Release 2021	11

About Nerdy

We believe that improving yourself is a brave and noble goal and that asking for help is a sign of strength—the first step on your journey towards the very best version of yourself. We believe that innovative technology can make all the difference. At Nerdy, we are aiming to seamlessly connect Experts and Learners in any subject, anywhere, anytime and to make learning more personalized and accessible.

For all of the advances in technology over the first 20 years of the 21st century, learning and education have continued to lag other consumer driven industries. Learning has remained rooted in predominantly brick-and-mortar offline solutions oriented around teaching to the average and not the individual. Every day, millions of students and professional Learners in our country struggle to get the help they need to master the subjects they are attempting to learn. Whether it is seeking help understanding algebra, chemistry, learning to code, studying for a nursing exam or attempting to comprehend thousands of other topics, Learners are increasingly looking for help to supplement their in-classroom education or on-the-job training. We created Nerdy to help these Learners get the help they need from the Experts who are most qualified to provide the assistance.

Advances in technology over the last 20 years created a foundation for innovation. That foundation, coupled with significant advances in machine learning and artificial intelligence, have now made it possible for Nerdy to deliver an exceptional, personalized learning experience online at scale and to do so with higher quality, more convenience and lower costs.

Our platform allows people to learn how they want, when they want, where they want, and what they want.

We’ve scaled a learning experience for both Learners and Experts that is effective, engaging, and convenient. We believe that each Learner deserves an experience that is as unique as they are. To deliver on this, we offer a wide range of subjects on our platform—we’re at 3,000 and counting—and we deliver personalized learning across multiple learning formats including one-on-one instruction, small group classes, large format group classes, and adaptive self- study.

Q3 Earnings Release 2021	12

Finding the exact right Expert to meet the specific and unique needs of a Learner is a critical driver of having a successful learning experience and has a profound impact on Learner satisfaction. Our technology platform identifies and curates the top Experts in every subject, then matches Learners to the most qualified Experts to help them learn.

We use machine learning to select the ideal Expert for a given Learner’s needs, taking into account more than 100 variables, including Learner and Expert attributes, adaptive diagnostic assessments, and data from past learning experiences. We believe quality matching is a key differentiator for Nerdy, something legacy offline models and online directories struggle to do well. The result is an exceptional experience for Learners.

The companies that win ultimately provide more value to consumers.

Higher quality. Lower cost. More convenience.

	Nerdy’s Model	Online Directories / Online Open Marketplace Models	Offline / Legacy Models

Expert Quality	Technology driven-process for identifying and curating top Experts	Limited qualifying and vetting of Experts	Limited ability to find top Experts due to constraint of local geography

Matching Students to Experts	Technology-driven process helps Nerdy identify the right Expert for each Learner’s particular needs	Limited effort to match the Experts best suited to help a specific Learner and limited data captured programmatically to inform personalization	Limited ability to optimize matching due to geographic constraints and limited data captured programmatically to inform personalization

Availability of Formats	Multiple learning formats woven together into one comprehensive online experience	Limited formats typically involving one online format or only facilitating off- platform learning	Multiple offline formats requiring in-person attendance

Session Convenience	Efficient, convenient, and high customer satisfaction	Inefficient, inconsistent customer experience and satisfaction	Inefficient, inconvenient and costly

We believe that inefficiencies in traditional in-person learning models have created a significant opportunity for online learning. Online learning enables opportunities and capabilities that are simply not possible in the offline world. In an online world, there are no geographic constraints to limit the ability to find the right Expert for a Learner’s specific needs, allowing Learners to find the perfect person to help, in seconds instead of days or weeks. In an online world, it now becomes possible to digitally enhance the actual delivery of live learning through technology in a way simply not possible in the offline world. Learners can also receive the help they need from any location, improving access for all. We believe that we are fundamentally transforming how knowledge is exchanged across the entirety of the learning lifecycle.

Q3 Earnings Release 2021	13

Transaction Update

Nerdy completed its business combination with TPG Pace, a publicly traded special purpose acquisition company. The business combination was approved on September 14, 2021 by TPG Pace stockholders; and completed on September 20, 2021. Beginning on September 21, 2021, Nerdy common stock and warrants started trading on the New York Stock Exchange under the ticker symbols “NRDY” and “NRDY WS”, respectively.

A more fulsome description of the business combination can be found in TPG Pace’s Registration on Form S-4 and the related proxy statement/ prospectus filed with the SEC on March 19, 2021 (along with any subsequent amendments thereto), and can be accessed on the Securities Exchange Commission’s website at www.sec.gov or on our website www.nerdy.com.

Conference Call Details

Nerdy’s management will host a conference call to discuss its financial results on Monday, November 15, 2021 at 5:00 p.m. Eastern Time. Interested parties may listen to the call by dialing 1-844-200-6205 or, for international callers, 1-646-904-5544. The Conference ID is 336597. A live webcast of the call will also be available on Nerdy’s investor relations website at www.nerdy. com/investors. A telephonic replay of the call will be available until Monday, November 22, 2021, by dialing 1-866-813-9403 or 1-929-458-6194 and entering passcode 101618.

Contacts

Nerdy

press@nerdy.com

ICR for Nerdy

investors@nerdy.com

Q3 Earnings Release 2021	14

CONDENSED CONSOLIDATED STATEMENTS

OF OPERATIONS (Unaudited)

(in thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Revenue	$31,298	$26,396	$98,649	$70,961
Cost of revenue	10,639	8,412	33,344	24,394

Gross Profit	20,659	17,984	65,305	46,567
Sales and marketing expenses	18,773	13,296	47,520	30,911
General and administrative expenses	59,902	9,818	87,674	30,465

Operating Loss	(58,016)	(5,130)	(69,889)	(14,809)
Unrealized gain on derivatives	(11,342)	—	(11,342)	—
Interest expense	1,289	1,265	3,791	3,637
Other expense, net	8,443	1,130	8,525	1,178
Loss (gain) on extinguishment of debt, net	1,278	—	(7,117)	—

Loss before Income Taxes	(57,684)	(7,525)	(63,746)	(19,624)
Income tax expense	35	—	35	—

Net Loss	(57,719)	(7,525)	(63,781)	(19,624)
Net loss attributable to legacy Nerdy holders prior to the reverse recapitalization	(17,484)	(7,525)	(23,546)	(19,624)
Net loss attributable to noncontrolling interests	(18,960)	—	(18,960)	—

Net Loss Attributable to Class A Common Stockholders	$(21,275)	$—	$(21,275)	$—

Loss per share of Class A Common Stock:
Basic and Diluted	$(0.27)	$—	$(0.27)	$—
Weighted-Average Shares of Class A Common Stock Outstanding:
Basic and Diluted	79,233	—	79,233	—

REVENUE (Unaudited)

(in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Online	$31,298	$26,396	$98,649	$64,433
In-person	—	—	—	6,528

Revenue	$31,298	$26,396	$98,649	$70,961

Q3 Earnings Release 2021	15

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

(in thousands, except par value)

	September 30, 2021	December 31, 2020
ASSETS
Current Assets
Cash and cash equivalents	$169,977	$29,265
Accounts receivable, net	2,187	475
Other current assets	41,192	1,821

Total Current Assets	213,356	31,561
Fixed assets, net	10,286	10,297
Goodwill	5,717	5,717
Intangible assets, net	7,695	8,534
Other assets	832	1,165

Total Assets	$237,886	$57,274

LIABILITIES, REDEEMABLE PREFERRED UNITS AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$4,971	$4,446
Deferred revenue	24,384	17,270
Due to legacy Nerdy holders	37,881	—
Current portion of long-term debt	—	6,535
Other current liabilities	24,575	6,090

Total Current Liabilities	91,811	34,341
Other liabilities	99,772	1,554
Long-term debt	—	41,044

Total Liabilities	191,583	76,939
Redeemable Preferred Units
Class B Redeemable Preferred Units, no par value - 25,920 units authorized, issued and outstanding as of December 31, 2020	—	259,638
Class C Redeemable Preferred Units, no par value - 11,895 units authorized, issued and outstanding as of December 31, 2020	—	119,158

Total redeemable preferred units	—	378,796
Stockholders’ Equity (Deficit)
Class A Preferred Units, no par value - 5,060 units authorized, issued and outstanding as of December 31, 2020	—	3,309
Class A-1 Preferred Units, no par value - 5,007 units authorized, issued and outstanding as of December 31, 2020	—	3,398
Common units, $0.000001 par value - 54,761 units authorized, issued and outstanding as of December 31, 2020	—	86
Class A common stock, par value $0.0001 per share, 1,000,000 shares authorized, 83,875 shares issued and outstanding as of September 30, 2021	8	—
Class B common stock, par value $0.0001 per share, 150,000 shares authorized, 73,971 shares issued and outstanding as of September 30, 2021	7	—
Additional paid-in capital	493,241	6,833
Accumulated deficit	(457,204)	(412,383)
Accumulated other comprehensive income	132	296

Total Stockholders’ Equity (Deficit) Excluding Noncontrolling Interests	36,184	(398,461)
Noncontrolling interests	10,119	—

Total Stockholders’ Equity (Deficit)	46,303	(398,461)

Total Liabilities, Redeemable Preferred Units and Stockholders’ Equity (Deficit)	$237,886	$57,274

Q3 Earnings Release 2021	16

CONDENSED CONSOLIDATED STATEMENTS

OF CASH FLOWS (Unaudited)

(in thousands)

	Nine Months Ended September 30,
	2021	2020
Cash Flows From Operating Activities
Net Loss	$(63,781)	$(19,624)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation & amortization	3,957	3,729
Amortization of intangibles	804	782
Unrealized gain on derivatives	(11,342)	—
Gain on extinguishment of debt, net	(7,117)	—
Stock-based compensation	38,515	1,235
Amortization of deferred debt charges	493	489
(Gain) loss on asset dispositions	(3)	234
Reverse recapitalization costs allocated to earnouts and warrants	1,604	—
Changes in operating assets and liabilities, net of reverse recapitalization
Accounts receivable	(1,712)	268
Other current assets	(1,154)	(1,094)
Other assets	18	63
Accounts payable	525	3,588
Other current liabilities	12,737	1,208
Other liabilities	(607)	1,511
Deferred revenue	7,114	3,191

Net Cash Used In Operating Activities	(19,949)	(4,420)

Cash Flows From Investing Activities
Capital expenditures	(3,769)	(2,002)

Net Cash Used In Investing Activities	(3,769)	(2,002)

Cash Flows From Financing Activities
Proceeds from reverse recapitalization, net	558,324	—
Payments to legacy investors	(299,317)	—
Payments of reverse recapitalization costs	(16,712)	—
Repayment of loan and security agreement	(50,000)	—
Payment of debt extinguishment costs	(1,607)	—
Proceeds from promissory note	—	8,293
Proceeds from loan and security agreement	11,000	4,000

Net Cash Provided By Financing Activities	201,688	12,293

Effect of Exchange Rate Change on Cash, cash equivalents and restricted cash	2	(31)
Net increase in Cash, cash equivalents and restricted cash	177,972	5,840

Cash, cash equivalents and restricted cash at beginning of period	30,682	27,896

Cash, cash equivalents and restricted cash at end of period	$208,654	$33,736

Supplemental Cash Flow Information
Purchase of fixed assets included in accounts payable	$174	$31
Cash paid for interest	$4,069	$3,082

Q3 Earnings Release 2021	17

RECONCILIATION OF GAAP TO NON-GAAP SALES AND

MARKETING EXPENSE (Unaudited)

(in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
GAAP Sales and marketing expenses	$18,773	$13,296	$47,520	$30,911
Less:
Stock-based compensation	2,648	—	2,648	—

Non-GAAP sales and marketing expenses	$16,125	$13,296	$44,872	$30,911

RECONCILIATION OF GAAP TO NON-GAAP GENERAL AND

ADMINISTRATIVE EXPENSE (Unaudited)

(in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
GAAP General and administrative expenses	$59,902	$9,818	$87,674	$30,465
Less:
Stock-based compensation	34,863	445	35,867	1,235
Transaction related costs	7,217	—	9,603	—

Non-GAAP general and administrative expenses	$17,822	$9,373	$42,204	$29,230

RECONCILIATION OF GAAP NET LOSS TO ADJUSTED

EBITDA (LOSS) (Unaudited)

(in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Net Loss	$(57,719)	$(7,525)	$(63,781)	$(19,624)
Add:
Interest expense (income), net	1,286	1,260	3,777	3,570
Income taxes	75	(3)	199	84
Depreciation and amortization	1,596	1,521	4,761	4,511
Stock-based compensation	37,511	445	38,515	1,235
Loss on sublease	—	1,133	—	1,133
Unrealized gain on derivatives	(11,342)	—	(11,342)	—
Loss on repayment of promissory note	8,395	—	8,395	—
Loss (gain) on extinguishment of debt, net	1,278	—	(7,117)	—
Transaction related costs	7,217	—	9,603	—

Adjusted EBITDA Loss	$(11,703)	$(3,169)	$(16,990)	$(9,091)

Q3 Earnings Release 2021	18

RECONCILIATION OF GAAP NET LOSS TO ADJUSTED NET LOSS

AND NET LOSS PER SHARE (Unaudited)

(in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
GAAP Net Loss	$(57,719)	$(7,525)	$(63,781)	$(19,624)
Add:
Stock-based compensation	37,511	445	38,515	1,235
Loss on sublease	—	1,133	—	1,133
Unrealized gain on derivatives	(11,342)	—	(11,342)	—
Loss on repayment of promissory note	8,395	—	8,395	—
Loss (gain) on extinguishment of debt, net	1,278	—	(7,117)	—
Transaction related costs	7,217	—	9,603	—

Adjusted Net Loss	$(14,660)	$(5,947)	$(25,727)	$(17,256)

Q3 Earnings Release 2021	19

KEY FINANCIAL AND OPERATING METRICS

	Three Months Ended September 30,		Nine Months Ended September 30,
Active Learners in ones	2021	2020	2021	2020
Active Learners	51,572	37,871	99,287	65,541

	Three Months Ended September 30,		Nine Months Ended September 30,
dollars in ones	2021	2020	2021	2020
Revenue per Active Learner	$607	$697	$994	$983

	Three Months Ended September 30,		Nine Months Ended September 30,
sessions in thousands	2021	2020	2021	2020
Online Sessions	451	312	1,396	702

	Three Months Ended September 30,		Nine Months Ended September 30,
sessions in ones	2021	2020	2021	2020
Sessions Taught per Active Expert	31	31	72	53

	Three Months Ended September 30,		Nine Months Ended September 30,
in hours	2021	2020	2021	2020
One-on-One Average Session Length	1.34	1.40	1.32	1.41

CAPITALIZATION RECONCILIATION (Unaudited)

(in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Class A Common Shares	79,233	—	79,233	—
Combined Interests that can be converted into shares of Class A Common Stock	70,613	—	70,613	—

Total share count	149,846	—	149,846	—
Earnouts	7,964	—	7,964	—

Total outstanding share count immediately following the Reverse Recapitalization	157,810	—	157,810	—

Q3 Earnings Release 2021	20

Key Performance Metrics and Non-GAAP Financial Measures

This earnings release includes non-GAAP financial measures for non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, adjusted EBITDA (loss) and non-GAAP net loss.

Non-GAAP sales and marketing expenses exclude non-cash stock compensation expenses. Non-GAAP general and administrative expenses exclude non-cash stock compensation expenses and transaction related expenses.

Adjusted EBITDA (loss) is defined as net income or net loss, as applicable, before net interest income (expense), taxes, depreciation and amortization expense, non-recurring one-time items, gain or loss on debt extinguishment, gain or loss on mark-to-market derivative financial instruments, and non-cash compensation expenses.

Adjusted net income or loss is defined as net income or net loss, as applicable, excluding non-recurring one-time items, gain or loss on debt extinguishment, gain or loss on mark-to-market derivative financial instruments, and non- cash stock compensation expenses.

Sales and marketing expenses consist of salaries and benefits for our employees engaged in our consultative sales process. General and administrative expenses are recorded in the period which they are incurred and include salaries, benefits, and stock-based compensation expense for certain employees as well as support services, finance, legal, human resources, other administrative employees, information technology expenses, outside services, legal and accounting services, depreciation expense, and other costs required to support our operations.

Net loss per share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the period as calculated using the treasury stock method.

Non-GAAP measures are in addition, and not a substitute for or superior to measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to sales, net income, operating income, cash flows from operations, or any other performance measures derived in accordance with GAAP. Other companies may calculate these non-GAAP financial measures differently, and therefore such financial measures may not be directly comparable to similarly titled measures of other companies. The Company believes that these non-GAAP measures of financial results provide useful supplemental information. The Company’s management uses non-GAAP measures to evaluate the Company’s operating performance, trends, and to compare it against the performance of other companies. There are, however, a number of limitations related to the use of these non-GAAP measures and their nearest GAAP equivalents. See the table above regarding reconciliation of non-GAAP measures to the most directly comparable GAAP measures.

Active Learners is defined as the unique number of Learners attending a paid online one-on-one instruction or a paid online class in a given period. An increase or decrease in the number of Active Learners is a key indicator of our ability to attract and engage Learners.

Revenue per Active Learner is defined as GAAP revenue divided by the number of Active Learners in a given period.

Paid Sessions are defined as the number of online one-on-one tutoring sessions and the number of paid online group class attendees in a given period. Amounts exclude Legacy Businesses and VT+.

Sessions Taught per Active Expert is defined as the number of one-on-one sessions and the number of paid online group classes per Active Expert in a given period. Active Expert is defined as having instructed one or more sessions in a given period. Amounts exclude Legacy Businesses and VT+.

One-on-One Average Session Length is defined as a Session (e.g. an instructional meeting) between a Learner and a Single Expert in an online, one-on-one setting. Amounts exclude Legacy Businesses and VT+.

Q3 Earnings Release 2021	21

Management and our board of directors use these metrics as supplemental measures of our performance that are not required by, or presented in accordance with GAAP because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items not directly resulting from our core operations. We also use these metrics for planning purposes, including the preparation of our internal annual operating budget and financial projections, to evaluate the performance and effectiveness of our strategic initiatives and to evaluate our capacity to and capital expenditures and expand our business.

Non-GAAP sales and marketing expenses, Non-GAAP general and administrative expenses, Adjusted EBITDA (loss), and Adjusted net income or loss, should not be considered in isolation, as an alternative to, or superior to net loss, revenue, cash flows or other performance measure derived in accordance with GAAP. These metrics are frequently used by analysts, investors, and other interested parties to evaluate companies in our industry. Management believes that the presentation of Non-GAAP metrics is an appropriate measure of operating performance because they eliminate the impact of expenses that do not relate directly to the performance of our underlying business. These non-GAAP metrics should not be construed as an inference that our future results will be unaffected by unusual or other items. We are not able to provide a reconciliation of Adjusted EBITDA (loss) guidance for future periods to net loss, the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA (loss) cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude for gains or losses on mark-to-market derivative financial instruments, or share based compensation without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, net income or loss in the future. See the tables above regarding reconciliations of these Non-GAAP measures to the most directly comparable GAAP measures.

Forward Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the Company’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans, objectives of management and management’s 2021-2023 projections are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward- looking statements contain such identifying words.

These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, the Company disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. The Company cautions you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of the Company.

These risks include, but are not limited to, (1) the market opportunity of Nerdy; (2) any inability to recognize the anticipated benefits of the recently completed business combination, which may be affected by, among other things, competition, and the ability of the combined business to grow and retain its key employees; (3) any inability of Nerdy to adequately protect its intellectual property; (4) any security breaches, loss of data or other disruptions; (5) any loss of key employees, including Nerdy’s Founder, Chairman and Chief Executive Officer; (6) the ability to obtain and/or maintain the listing of the Class A and Class B Common Stock and the Company warrants on the NYSE, and the potential liquidity and trading of such securities; (7) the market’s reaction to the recently completed business combination; (8) the lack of a market for Nerdy’s securities; (9) any inability to effectively and strategically use the cash received in connection with the recently completed business combination; (10) costs related to the recently completed business combination; (11) changes in applicable laws or regulations; (12) the possibility that COVID-19 may adversely affect the results of operations, financial position and cash flows of Nerdy; (13) the possibility that Nerdy may be

Q3 Earnings Release 2021	22

adversely affected by other economic, business and/or competitive factors; and (14) other risks and uncertainties indicated from time to time in documents filed or to be filed with the SEC by Nerdy. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward- looking statements. Additional information concerning these and other factors that may impact Nerdy’s expectations and projections can be found in Nerdy’s Registration Statement on Form S-1, which was filed with the SEC on October 15, 2021. In addition, Nerdy’s periodic reports and other SEC filings will be available publicly on the SEC’s website at www.sec.gov.

This earnings release includes estimates, forecasts, and projections provided by the management of Nerdy regarding future performance. Such forward-looking statements, estimates, forecasts, and projections (i) reflect various assumptions concerning future industry performance, general business, economic and regulatory conditions, market conditions for Nerdy’s services, and other matters, which assumptions may or may not prove to be correct; (ii) are inherently subject to significant contingencies and uncertainties, many of which are outside the control of Nerdy; and (iii) should not be regarded as a representation by Nerdy that such estimates, forecasts, or projections will be achieved. Actual results can be expected to vary and those variations may be material. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of Nerdy or that actual results will not differ materially from those presented in the prospective financial information.

Nerdy makes no express or implied representation or warranty as to the accuracy or completeness of the information contained herein (including but not limited to projections of future performance). Nerdy expressly disclaims any and all liability for representations, express or implied, contained herein or for omissions from or errors in this earnings release or any other written or oral communication transmitted to you. All summaries and discussions of documentation and/ or financial information contained herein are qualified in their entirety by reference to the actual documents and/or financial statements.

In furnishing this earnings release, Nerdy undertakes no obligation to provide you with access to any additional information. This earnings release shall not be deemed an indication of the state of affairs of Nerdy nor shall it constitute an indication that there has been no change in the business or affairs of Nerdy since the date hereof.

Q3 Earnings Release 2021	23

Exhibit 99.2

Nerdy Announces Third Quarter 2021 Financial Results

St. Louis, November 15, 2021 – Nerdy (NYSE: NRDY) today announced financial results for the third quarter ended September 30, 2021.

“As students returned to classrooms across the country, we experienced record bookings in the quarter, along with continued strong performance in our key operating metrics. This increased demand validates a long-held understanding we’ve had about our business: when learning and outcomes matter to students, our business accelerates,” said Chuck Cohn, Founder, Chairman and Chief Executive Officer of Nerdy Inc. “With schools reopened, we’ve seen strong positive momentum across every area of our business - K12, college, and professional - as well as from the addition of Varsity Tutors for Schools, a trend that has continued into October and November.”

Please visit the Nerdy investor relations website https://www.nerdy.com/investors to view the Nerdy Q3 2021 Shareholder Letter.

Q3 2021 and Year-to-Date Highlights

•

Record Back-to-School Demand – Nerdy experienced record back-to-school performance with bookings of $44.5 million in the third quarter, an increase of 32% year over year. The combined bookings in September and October in the direct-to-consumer business grew at 31% versus the same period a year ago and total bookings, inclusive of K12 institutional strategy grew 63%.

•

Operating Metrics – Active Learners increased 36% and Online Sessions grew 45% year-over-year in Q3. The Company significantly increased the number of Active Experts in Q3, up 23%, while maintaining roughly the same number of Sessions Taught per Active Expert.

•

Revenue Growth – Third quarter revenue of $31.3 million increased 19% year over year. Growth was impacted by the return of more normal summer seasonality, driven by families taking significant time off for the first time since 2019 and consuming less tutoring than forecasted during peak vacation periods in July and August.

•

Institutional Strategy – Nerdy launched a K12 institutional strategy with the introduction of Varsity Tutors for Schools, a new product suite that leverages Nerdy’s platform capabilities to offer the company’s online learning solutions directly to school districts. Since the beginning of August and through October, Nerdy has contracted with 47 school districts for an aggregate annual contract value of up to $9.7 million.

•

Public Listing Complete – Nerdy completed its business combination with TPG Pace Tech Opportunities (“TPG Pace”), a publicly-traded special purpose acquisition company. The company now has the liquidity to opportunistically invest and operate against its plan—with $170 million in cash and no debt.

•

Outlook – For the fourth quarter of 2021, Nerdy expects revenue in a range of $40 to $43 million, up 25% at the midpoint from $33 million in the year-ago quarter. For the full year 2021, we expect revenue in a range of $139 to $141 million, above the forecast provided in early 2021 and up 35% at the midpoint versus $104 million in 2020.

Webcast and Earnings Conference Call

Nerdy management will host a conference call and webcast today at 5:00 p.m. Eastern Time. Interested parties may listen to the call by dialing 1-844-200-6205 or, for international callers, 1-646-904-5544. The Conference ID is 336597. A live webcast of the call will also be available on Nerdy’s investor relations website at https://www.nerdy.com/investors. A telephonic replay of the call will be available until Monday, November 22, 2021, by dialing 1-866-813-9403 or 1-929-458-6194 and entering passcode 101618.

About Nerdy Inc.

Nerdy (NYSE: NRDY) is a leading platform for live online learning, with a mission to transform the way people learn through technology. The Company’s purpose-built proprietary platform leverages technology, including AI, to connect learners of all ages to experts, delivering superior value on both sides of the network. Nerdy’s comprehensive learning destination provides learning experiences across 3,000+ subjects and multiple formats—including one-on-one instruction, small group classes, large format group classes, and adaptive self-study. Nerdy’s flagship business, Varsity Tutors, is one of the nation’s largest platforms for live online tutoring and classes. Its solutions are available directly to students and consumers, as well as through schools and other institutions. Learn more about Nerdy at https://www.nerdy.com/.

Forward looking statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the Company’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans, objectives of management and management’s 2021-2023 projections are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward- looking statements contain such identifying words.

These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, the Company disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. The Company cautions you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of the Company.

These risks include, but are not limited to, (1) the market opportunity of Nerdy; (2) any inability to recognize the anticipated benefits of the recently completed business combination, which may be affected by, among other things, competition, and the ability of the combined business to grow and retain its key employees; (3) any inability of Nerdy to adequately protect its intellectual property; (4) any security breaches, loss of data or other disruptions; (5) any loss of key employees, including Nerdy’s Founder, Chairman and Chief Executive Officer; (6) the ability to obtain and/or maintain the listing of the Class A and Class B Common Stock and the Company warrants on the NYSE, and the potential liquidity and trading of such securities; (7) the market’s reaction to the recently completed business combination; (8) the lack of a market for Nerdy’s securities; (9) any inability to effectively and strategically use the cash received in connection with the recently completed business combination; (10) costs related to the recently completed business combination; (11) changes in applicable laws or regulations; (12) the possibility that COVID-19 may adversely affect the results of operations, financial position and cash flows of Nerdy; (13) the possibility that Nerdy may be adversely affected by other economic, business and/or competitive factors; and (14) other risks and uncertainties indicated from time to time in documents filed or to be filed with the SEC by Nerdy. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact Nerdy’s expectations and projections can be found in Nerdy’s Registration Statement on Form S-1, which was filed with the SEC on October 15, 2021. In addition, Nerdy’s periodic reports and other SEC filings will be available publicly on the SEC’s website at www.sec.gov.

This earnings release includes estimates, forecasts, and projections provided by the management of Nerdy regarding future performance. Such forward-looking statements, estimates, forecasts, and projections (i) reflect various assumptions concerning future industry performance, general business, economic and regulatory conditions, market conditions for Nerdy’s services, and other matters, which assumptions may or may not prove to be correct; (ii) are inherently subject to significant contingencies and uncertainties, many of which are outside the control of Nerdy; and (iii) should not be regarded as a representation by Nerdy that such estimates, forecasts, or projections will be achieved. Actual results can be expected to vary and those variations may be material. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of Nerdy or that actual results will not differ materially from those presented in the prospective financial information.

Nerdy makes no express or implied representation or warranty as to the accuracy or completeness of the information contained herein (including but not limited to projections of future performance). Nerdy expressly disclaims any and all liability for representations, express or implied, contained herein or for omissions from or errors in this earnings release or any other written or oral communication transmitted to you. All summaries and discussions of documentation and/or financial information contained herein are qualified in their entirety by reference to the actual documents and/or financial statements.

In furnishing this earnings release, Nerdy undertakes no obligation to provide you with access to any additional information. This earnings release shall not be deemed an indication of the state of affairs of Nerdy nor shall it constitute an indication that there has been no change in the business or affairs of Nerdy since the date hereof.

Contacts

Nerdy

press@nerdy.com

ICR for Nerdy

investors@nerdy.com